August 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (213) 386-6774

Mr. Patrick Hartman
Chief Financial Officer
Center Financial Corporation
3435 Wilshire Blvd, Suite 700
Los Angeles, CA 90010

Re: 	Center Financial Corporation
	Form 10-K filed March 31, 2005
      	Form 8-K filed August 9, 2005
      	File No. 0-50050

Dear Mr. Hartman:

      We have reviewed your filings and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004:

Derivatives, page 64

1. In your Form 8-K filed on August 9, 2005 you have disclosed that
your financial statements for the years ended December 31, 2004,
2003
and 2002 can no longer be relied upon because you had inappropriately applied the shortcut method of assessing hedge effectiveness for certain hedging relationships that did not qualify for such accounting.

* Please tell us whether such misstatements are the result of your determination during the 4th quarter of 2004 that your interest rate swaps did not qualify for hedge accounting treatment because the designated risk being hedged was not based on the benchmark interest rate and therefore did not qualify for shortcut accounting treatment.

* Please tell us why you now believe that your application of the shortcut method to these hedges was also inappropriate during the years ended December 31, 2004, 2003 and 2002.

* Please tell us whether the restatement of your financial statements will reflect no hedge accounting or a change to the long-haul method of assessing effectiveness for these hedges.

2. Please tell us whether you entered into any other hedging transactions besides the four interest rate swaps disclosed on page
65 for which you applied hedge accounting under SFAS 133 during any of the periods presented.

Controls and Procedures, page 109

3. We note your statement that "even effective internal control over financial reporting, can provide only reasonable assurance with respect to financial statement preparation." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.


Form 8-K filed August 9, 2005:

4. Please revise your Item 4.02 8-K to disclose whether your audit committee has discussed with your independent accountant the matters disclosed in your filing as required by Item 4.02(a)(3).


5. We note your disclosure in your Form 8-K filed on August 9,
2005
that you intend to file restated financial statements. Please tell us when you will file your restated Form 10-K.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Angela Jackson, Staff Accountant, at (202)
551-
3426 or me at (202) 551-3494 if you have questions.

Sincerely,



Kevin W. Vaughn
Accounting Branch Chief
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Mr. Patrick Hartman
Center Financial Corporation
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